VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549	December 31, 2020
Attention: Todd K. Schiffman

Re: Tastemaker Acquisition Corp.

Amendment to Form S-1

Filed December 16, 2020

Dear Mr. Schiffman:

Tastemaker Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 29, 2020, regarding the Amendment No. 2 to the Registration Statement on Form S-1 filed on December 16, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Manner of Conducting Redemptions, page 30

1.

In your disclosure on page 32 and elsewhere in the prospectus where you discuss the percentage of public shares that are needed to approve an initial business combination, please address whether the anchor investor’s interest in the founder shares may provide an incentive for it to vote in favor of an initial business combination, and disclose the percentage of public shares that would be required for approval if the anchor investor purchases all units in which it has expressed an interest and votes them in favor of a business combination. Please also file a copy of the agreement between the sponsor and anchor investor as an exhibit to the registration statement.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages 24, 33, 44, 109, 135, 137 and 143 of the Registration Statement. Additionally, further to our discussion with the Staff on December 30, 2020, attached as Annex A to this letter is a form of the agreement between the sponsor and the anchor investor.

General

2.	We note the exclusive forum provision in the Form of Warrant Agreement (Exhibit 4.4). Please include a prospectus discussion of this provision including the consideration of a Risk Factor.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages 71-72 and 153 of the Registration Statement to include additional prospectus discussion regarding the above-referenced exclusive forum provision.

3.	Please include a bullet point summary of your principal risks in the forepart of the prospectus, as required by Item 105(b) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages 42-43 of the Registration Statement to include a bullet point summary of the Company’s principal risks, as required by Item 105(b) of Regulation S-K.

*    *    *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Tastemaker Acquisition Corp.

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer

cc: Ellenoff Grossman & Schole LLP

Annex A

December __, 2020

Dear Tastemaker Sponsor LLC,

This letter agreement sets forth the terms of the agreement between Tastemaker Sponsor LLC, a Delaware limited liability company (the “Company”), and certain investment funds and/or managed accounts managed by or affiliated with ___________ (collectively, “Subscriber”). The Company is the sponsor of Tastemaker Acquisition Corp., a Delaware corporation (the “SPAC”), which is a blank check company formed for the purpose of acquiring one or more businesses or entities (a “Business Combination”), which intends to register its securities under the Securities Act of 1933, as amended (the “Securities Act”), in connection with its initial public offering (“IPO”).

Subscriber (i) commits to purchase limited liability company interests (the “Interests”) of the Company for a purchase price of $200,000 and (ii) hereby expresses an interest to purchase a number of units of the SPAC, each unit consisting of one share of Class A common stock and one-half of one redeemable warrant (with each whole warrant exercisable to purchase one share of Class A common stock of the SPAC), that are sold to the public in the IPO equal to 14.9% of the number of such units sold in the IPO (excluding any units sold by virtue of the underwriters’ exercise of their over-allotment option) (the “Purchased Public Units”). In conjunction with such purchase of Interests, the Amended and Restated Limited Liability Company Operating Agreement of the Company (to be entered into at the time of the IPO) (the “Operating Agreement”) will reflect the allocation to Subscriber of (i) 100,000 shares of Class B common stock the SPAC (“Founder Shares”) held by the Company and (ii) 100,000 private placement warrants (the “Private Placement Warrants) to be purchased by the Company at the time of the IPO, with each Private Placement Warrant exercisable to purchase one share of the SPAC’s Class A common stock at a price of $11.50 per share. Notwithstanding the foregoing, other than solely as a result of the underwriters in the IPO allocating to Subscriber less than 14.9% of the units sold in the IPO, in the event Subscriber purchases a number of Purchased Public Units less than 14.9% of the units sold in the IPO then the (i) the Subscriber shall forfeit a pro rata portion of its Interests in the Company (such that if Subscriber fails to purchase any Purchased Public Units, it shall forfeit all of its Interests), (ii) a pro rata portion of the allocation of Founder Shares and Private Placement Warrants to Subscriber set forth in the preceding sentence shall also be forfeited (such that each allocation shall be reduced to zero (0) if Subscriber fails to purchase any Purchased Public Units) and (iii) the Company shall promptly refund a pro rata portion of any purchase price for the Interests previously funded by Subscriber to the Company (such that the entire purchase price shall be refunded to Subscriber if Subscriber fails to purchase any Purchased Public Units).

Subscriber will fund the purchase price of the Interests to the Company at least one business day prior to the date the SPAC is expected to price its securities for sale to the public (provided that the Company provides Subscriber with reasonable advanced notice of such expected pricing date). The Founder Shares do not participate in the trust fund (“Trust Fund”) established by the SPAC for the benefit of its public shareholders as described in the registration statement to be filed in connection with the IPO (“Registration Statement”), and in the event the SPAC does not consummate an initial Business Combination, the Founder Shares and Private Placement Warrants will expire worthless. The Company will retain voting and dispositive power over Subscriber’s Founder Shares and Private Placement Warrants until the consummation of the Business Combination, following which time the Company will distribute such Founder Shares and Private Placement Warrants to Subscriber (subject to applicable lock-up restrictions, as described below or that are agreed to by the Company pursuant to the terms of the Business Combination). If the SPAC does not consummate the IPO, any portion of the aggregate purchase price for the Interests already funded will be returned to Subscriber, without interest.

Subscriber agrees that, in consideration of the subscription for Interests as contemplated hereby, it does not have any right, title, interest or claim of any kind in or to any monies of the Trust Fund (“Claim”) and hereby waives any Claim it may have in the future against the Company and the SPAC and will not seek recourse against the Trust Fund for any reason whatsoever. Notwithstanding the foregoing, Subscriber may participate in liquidation distributions with respect to any units or common stock of the SPAC purchased directly by Subscriber in the IPO or in the open market.

The Founder Shares and Private Placement Warrants allocated to the Interests will be identical to the shares of Class A common stock and warrants included in the units to be sold to the public by the SPAC in the IPO, except that:

•	the Company has agreed to vote the Founder Shares in favor of any proposed Business Combination;

•

all Founder Shares and Private Placement Warrants (and the Class A common stock issuable upon exercise of the Private Placement Warrants) will be subject to the lock-up periods set forth in the Registration Statement, which lock-up periods may extend beyond the distribution by the Company to Subscriber of its Founder Shares and Private Placement Warrants following the consummation of the Business Combination

•

the Founder Shares and Private Placement Warrants (and the Class A common stock issuable upon exercise of the Private Placement Warrants) will be subject to customary registration rights, which shall be described in the Registration Statement;

•

Subscriber will not participate in any liquidation distribution with respect to the Private Placement Warrants or Founder Shares (but will participate in liquidation distributions with respect to any units or Class A common stock of the SPAC purchased directly by Subscriber in the IPO or in the open market) if the SPAC fails to consummate a Business Combination; and

•

the Private Placement Warrants and Founder Shares will include any additional terms or restrictions as are customary in other similarly structured blank check company offerings or as may be reasonably required by the underwriters in the IPO in order to consummate the IPO, each of which will be set forth in the Registration Statement.

Subscriber agrees and acknowledges that its allocations of Founder Shares and Private Placement Warrants are subject to the terms of the Operating Agreement, including Section 3.05 thereof, and accordingly, the number of Founder Shares and/or Private Placement Warrants allocated to Subscriber may be reduced, or subjected to additional lock-ups, as the case may be, in connection with a Business Combination.

Subscriber acknowledges and agrees that it will execute agreements in form and substance for transactions of this nature necessary to effectuate the foregoing agreements and obligations prior to the consummation of the IPO as are reasonably acceptable to Subscriber, including but not limited to (i) a registration rights agreement and (ii) the Operating Agreement.

Subscriber hereby represents and warrants that, as applicable:

(a)	it has been advised that the Interests, Founder Shares and Private Placement Warrants have not been registered under the Securities Act;

(b)	it is acquiring the Interests and the Founder Shares and Private Placement Warrants represented thereby for its own account for investment purposes only;

(c)

it has no present intention of selling or otherwise disposing of Interests or the Founder Shares and Private Placement Warrants represented thereby in violation of the securities laws of the United States;

(d)

it acknowledges that the Company represents and warrants that the Interests (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws;

(e)

it is (x) a qualified institutional buyer (as defined in Rule 144A of the Securities Act of 1933 as amended (the “Securities Act”)), or (y) an accredited investor (as defined in Rule 501 of the Securities Act);

(f)	it has, if required to do so, completed an IRS Form W-9 or Form W-8BEN (or similar form), as applicable;

(g)

it has had both the opportunity to ask questions and receive answers from the officers and directors of the Company and the SPAC and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder;

(h)	it is familiar with the proposed business, management, financial condition and affairs of the Company and the SPAC;

(i)	it has full power, authority and legal capacity to execute and deliver this letter and any documents contemplated herein or needed to consummate the transactions contemplated in this letter; and

(j)	this letter constitutes its respective legal, valid and binding obligation, and is enforceable against it.

A true and correct copy of the Operating Agreement is attached as Exhibit A hereto. The Operating Agreement has been duly adopted by the Company and there have been no resolutions approved by the Company to alter the Operating Agreement.

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Very truly yours,

[SUBSCRIBER]

By:
Name:
Title:

Accepted and Agreed:

TASTEMAKER SPONSOR LLC

By:
Name: David Pace
Title: Managing Member

By:
Name: Andrew Pforzheimer
Title: Managing Member

By:
Name: Gregory Golkin
Title: Managing Member